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SEC FILE NUMBER
8-71293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/18/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Toss Securities US LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1250 Broadway Suite 2601
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	(646) 298-1873 x10	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman, Rossin, & Co.
(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2003	137
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Richard Hagen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Toss Securities US LLC_____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Richard J. Hagen, Jr._____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Toss Securities US LLC

Report on Audit of Statement of Financial Condition

As of December 31, 2025

Toss Securities US LLC
For the Period June 18, 2025 (Approval as FINRA Member) to December 31, 2025

Contents





KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Toss Securities US LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Toss Securities US LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Toss Securities US LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Toss Securities US LLC's management. Our responsibility is to express an opinion on Toss Securities US LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Toss Securities US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Toss Securities US LLC's auditor since 2025.

Miami, Florida
March 30, 2026

Toss Securities US LLC

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	3,216,847
Restricted cash		610,483
Prepaid expenses		147,408
Security deposits		42,716
Furniture and equipment, net		96,154
Operating lease right-of-use asset		3,155,547
TOTAL ASSETS	$	7,269,155

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	530,510
Due to affiliates		266,110
Share based payments		1,963,275
Operating lease liability		3,270,888
TOTAL LIABILITIES		6,030,783

Commitments and Contingencies (Note 10)

MEMBER'S EQUITY		1,238,372
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,269,155

See accompanying notes to financial statement

Notes to financial statement
For the Period June 18, 2025 (Approval as a FINRA Member) to December 31, 2025

1. Organization and Nature of Business

Toss Securities US LLC (the "Company"), was incorporated under the laws of the state of Delaware on August 23, 2024. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 18, 2025. The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, put and call broker or dealer or option writer. They may act as a non-exchange member arranging transactions in listed securities by an exchange member, and offer or engage in online trading. As of December 31, 2025 the firm has not commenced principal operations.

The Company is a wholly owned subsidiary of Toss Securities Americas Inc. (the "Parent") which is a subsidiary of Toss Securities Co., Ltd. ("Toss Korea"). The Company entered into an expense sharing agreement with Toss Korea as outlined in Note 6 of this financial statement.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statement are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Restricted Cash
Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specific purpose and restrictions that limit the purpose for which the funds can be used. As outlined in Note 4, the Company maintains an irrevocable standby letter of credit issued in favor of the Lessor of the Company's office lease. Additionally, the Company considers the cash held on deposit by its clearing organizations to be restricted cash.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed by the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized in accordance with Company policies.

Government and Other Regulation
The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Use of Estimates
The preparation of financial statement and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Significant estimates are share-based compensation and include the determination of the incremental borrowing rate used to measure operating lease liabilities and related right-of-use assets.

Leases
The Company accounts for leases in accordance with Accounting Standards Update ("ASU") ASU 2016-02, *Leases* ("ASC 842"), recognizing right-of-use assets and lease liabilities for operating leases with terms greater than 12 months. Lease expense is recognized on a straight-line basis over the lease term.

Notes to financial statement
For the Period June 18, 2025 (Approval as a FINRA Member) to December 31, 2025

3. Concentrations of Credit Risk

The Company maintains cash with one financial institution. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC. As of December 31, 2025, amounts excess the insurance limit were $2,966,847.

4. Operating Leases

On June 6, 2025, the Company entered into an operating lease agreement to lease office space in New York, which expires April 30, 2033. The Company took posession of the space in October 2025. The lease did not include a renewal option. The Generally Accepted Accounting Principles ("GAAP") lease accounting standard ASC 842 requires all leases longer than 12 months to be recorded as assets and liabilities on balance sheets. Rent is recognized on a straight-line basis over the term of the lease and The Company recognizes a right-of-use asset and an operating lease liability in connection with the lease agreement. The lease asset and liability are discounted to the current period using the firm's incremental borrowing rate. The Company recognizes straight-line rent expense and, as a result, amortized the lease liability commencing October 2025. The future cash payments are recorded as a decrease to the operating lease liability and the asset is amortized on a straight-line basis.

Variable lease cost consists primarily of payments for common area maintenance, real estate taxes, and other non-lease components that are not included in the measurement of the Company's operating lease liabilities. These costs are recognized in expense as incurred. The Company also has to maintain a security deposit in the form of an irrevocable letter of credit for faithful performance of its terms under the lease. The amount of the letter of credit as of December 31, 2025 was $235,208 and included as component of restricted cash in the statement of financial condition.

Future Maturities of Leases	
2026	358,380
2027	537,570
2028	537,570
2029	537,570
2030	537,570
Thereafter	1,341,436
Total Lease Payments	3,850,096
Less: Imputed Interest	(579,208)
Total lease liability	**3,270,888**

The weighted average remaining lease term is 7.3 years, and the weighted average discount rate used was the incremental borrowing rate, as of October 1, 2025, of 4.25%.

5. Property and Equipment

Property and equipment at December 31, 2025 consisted of the following:

		Estimated Useful Life
Computer Equipment	$ 93,057	3
Leashold Improvements	13,609	7.5
Subtotal	106,666	
Less: accumulated depreciation and amortization	(10,512)	
	$ 96,154	

6. Related-Party Transactions

The Company has an expense sharing agreement ("ESA") in place with Toss Korea as it relates to marketing, technology, and personnel services provided by Toss Korea. The Company owes $252,740 related to this agreement, which is included as a component of due to affiliates in the accompanying statement of financial condition as of December 31, 2025.

7. Indemnifications

Pursuant to its clearing agreements, the Company introduces all its securities transactions for its customers to Apex Clearing Corporation, Clear Street LLC and Drive Wealth ("Clearing Brokers") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Brokers.

In accordance with the agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

As of December 31, 2025, the Company maintained deposit accounts with Apex Clearing Corporation and Clear Street LLC which amounted to $124,992 and $250,283, respectively. The deposits are included as a component of restricted cash in the accompanying statement of financial condition.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1 in the first year of operations, and 15 to 1 in every year thereafter. At December 31, 2025, the Company had net capital of $716,886 which was $357,481 in excess of its required net capital of $359,405. The Company's aggregate indebtedness to net capital ratio was 4.01 to 1.

9. Income Tax

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes whereby the tax attributes of the Company pass through to the sole owner. In accordance with Financial Accounting Standards Board (FASB) ASU 2019-12, the Parent is not required to allocate the consolidated amount of current and deferred tax expense related to the Company and as such, no provision for income taxes has been reflected the financial statement.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed). The Company believes that it has no uncertain tax positions at December 31, 2025 and there have been no accruals for interest and penalties.

Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination.

10. Commitments and Contingencies

In the event that the Clearing Agreement is terminated for any reason during the Initial Term or as of the Initial Expiration Date, the Company shall pay to the Clearing Brokers "Early Termination Fees" of $105,000 to Clear Street LLC. Drive Wealth has waived any Early Termination fee in their agreement. In the event of early termination from Apex Clearing the termination fee shall be equal to monthly minimum of $50,000 multiplied by the number of months (or pro-rata in the event of partly completed months) which are then outstanding on the term.

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2025, or during the period June 18, 2025 (Approval as a FINRA Member) to December 31, 2025.

11. Reporting Segment

The Company is engaged in a single line of business as a securities broker-dealer, introducing customer transactions in equity and option securities through clearing firms on a fully disclosed basis. As described in FASB ASU 2023-07, ASC 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. As a result, the Company in its entirety is a single reportable segment.

12. Share-based Compensation

The Company maintains a phantom unit plan (the "Plan") that provides eligible employees with cash-settled awards ("Phantom Units") whose value is based on the fair value of the common stock of the ultimate parent, Toss Korea. These awards do not convey voting rights, dividend rights, or any equity ownership in the ultimate parent of the Company. Phantom Units vest as follows: 50% after two years, 25% after three years, and the remaining 25% after four years.

Phantom Units are classified as liabilities in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). Liability-classified awards must be remeasured at their estimated fair value at each reporting date. This valuation requires significant judgement, including assumptions related to the projected cash flows of Toss Korea, non operating assets and equity value, and the discount rate. Share based compensation expense is recognized over the vesting period based on the fair value of the awards, which is remeasured each reporting date until settlement. As a result, share-based compensation expense recognized in future periods may vary.

As of December 31, 2025, the Company had $1,963,275 of share-based stock compensation payable accrued in the statement of financial condition.

The share-based compensation liability has and may continue to necessitate additional capital for the Company to maintain required net capital. The ultimate parent, Toss Korea has committed to provide sufficient financing for the Company to sustain its operations through April 15, 2027.

Because the share-based compensation creates a liability on the Company's balance sheet that is dependent on valuation of the ultimate parent, net capital can subsequently be reduced or increased depending on the periodic re-evaluations of the ultimate parent's share value.

13. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2026 and March 30, 2026, which is the date the financial statement were issued, for possible disclosure and recognition in the financial statement.

In January 2026, the Company experienced a temporary net capital violation from January 18th to January 28th. The violation was remedied by a subsequent infusion of capital.